December 4, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Jeffrey P. Riedler
Assistant Director

RE:	Express Scripts Holding Company
Registration Statement on Form S-4
Filed November 19, 2012
File No. 333-185035

Ladies and Gentlemen:

Set forth below is the response of Express Scripts Holding Company (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2012, with respect to the Registration Statement referenced above (the “Registration Statement”).

For your convenience, I have set forth below the Staff’s comment as set forth in the November 28, 2012 letter, followed by the Company’s response thereto.

General

1.	We note that you are registering the “new notes” in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

December 4, 2012

Concurrently with the submission of this letter, the Company filed with the Commission via EDGAR a supplemental letter that is responsive to the Staff’s comment.

* * * * *

Please do not hesitate to contact me at (314) 996-0900 with any questions or comments regarding the foregoing.

Very truly yours,

By:	/s/ Keith J. Ebling

Name:	Keith J. Ebling
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP